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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 2)*


                            Spacelabs Medical, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   846247104
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                                (CUSIP Number)


                              Eugene V. DeFelice,
                 Vice President, General Counsel and Secretary
                            Spacelabs Medical, Inc.,
            15220 NE 40th Street, Redmond, WA 98052; (425) 882-3768
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)



                               October  30, 1998
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.


                         (continued on following pages)

                              (Page 1 of 5 Pages)
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                                                                     Page 2 of 5



                                  SCHEDULE 13D
                                  ------------
CUSIP No. 846247104

________________________________________________________________________________

   1.           Names of Reporting Persons.
                I.R.S. Identification Nos. of above persons (entities only).

                Carl A. Lombardi
                ----------------------------------------------------------------
________________________________________________________________________________

   2.           Check the Appropriate Box if a Member of a Group
                (See Instructions)
                (a) N/A
                    ------------------------------------------------------------
                (b) N/A
                    ------------------------------------------------------------
________________________________________________________________________________

   3.           SEC Use Only
                             ---------------------------------------------------
________________________________________________________________________________

   4.           Source of Funds (See Instructions)     PF
                                                   -----------------------------
________________________________________________________________________________

   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
                                   ---------------------------------------------
________________________________________________________________________________

   6.           Citizenship or Place of Organization   U.S.
                                         -------------------------------------
________________________________________________________________________________

                7.  Sole Voting Power          551,405
                                      ------------------------------------------
Number of       ________________________________________________________________
Shares
Beneficially    8.  Shared Voting Power        0
Owned by                                ----------------------------------------
Each            ________________________________________________________________
Reporting
Person With     9.  Sole Dispositive Power     541,839
                                           -------------------------------------
                ________________________________________________________________

                10. Shared Dispositive Power   0
                                             -----------------------------------
________________________________________________________________________________

  11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    551,405
                ----------------------------------------------------------------

________________________________________________________________________________

  12.           Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions) N/A
                                           -------------------------------------
________________________________________________________________________________

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                                                                          3 of 5


13.  Percent of Class Represented by Amount in Row (11)  5.0%

-------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN

-------------------------------------------------------------------------------

SUPPLEMENTAL INFORMATION -- LOMBARDI 13(D)

Item 1.   Security and Issuer

          Common Stock

     Spacelabs Medical, inc.
     15220 NE 40th Street
     Redmond, WA 98052

Item 2.   Identity and Background

          Item 2(a)      Name:
                         Carl A. Lombardi

          Item 2(b)      Business Address:
                         15220 NE 40th Street
                         Redmond, WA 98052

          Item 2(c)      Principal Occupation:
                         Chairman of the Board, President, and Chief Executive Officer of Spacelabs Medical, Inc.

          Item 2(b)      Criminal Convictions:
                         None

          Item 2(e)      Civil Proceedings:
                         None

          Item 2(f)      Citizenship:
                         U.S.

Item 3.   Source and Amount of Funds or Other Consideration

          Of the 551,405 shares of Spacelabs Medical, Inc. common stock that Mr. Lombardi is deemed to beneficially own as of October 30, 1998, 39,500 shares were purchased by Mr. Lombardi with approximately $654,775 of his personal funds; 8,000 shares of restricted stock were awarded to Mr. Lombardi pursuant to the issuer's 1992 Option, Stock Appreciation Right, Restricted Stock, Stock Grant, and Performance Unit Plan; 6,000 shares of restricted stock were awarded to Mr. Lombardi pursuant to the issuer's Management Incentive Compensation Plan; 56,300 shares were received by Mr. Lombardi on June 26, 1992 pursuant to a distribution of the issuer's shares whereby the issuer's common stock was distributed in a 1-for-1 stock dividend for each share of Westmark International Inc. common stock held at June 17, 1992; 2,607 shares are held in an account for Mr. Lombardi by the issuer's 401(k) trustee; and 438,998 are options to purchase shares exercisable within 60 days of October 30, 1998 that were awarded to Mr. Lombardi pursuant to and under the terms of the applicable plans of the issuer.




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                                                                     Page 4 of 5

Item 4.   Purpose of Transaction

          Mr. Lombardi acquired the shares reported herein for investment purposes, and/or as compensation for his services to the issuer, as performance incentives granted by the issuer's Board of Directors (or the Compensation Committee of the Board of Directors), as part of the issuer's Incentive Savings and Stock Ownership 401(k) Plan, and as part of the Westmark distribution described in Item 3. Mr. Lombardi has not acquired the securities with the purpose of changing or influencing the control of the issuer nor in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to Rule 13d-3(b) under the Securities and Exchange Act of 1934, as amended.

Item 5.   Interest in Securities of the Issuer

          Item 5(a) Aggregate number and Percentage of Shares Beneficially
                    Owned: 551,405 shares, 5.4%

          Item 5(b) Number of Shares as to which such person has:

                    (i)   Sole power to vote or to direct the vote: 551,405
                    (ii)  Shared power to vote or to direct the vote: 0
                    (iii) Sole power to dispose or to direct the disposition:
                          541,839
                          (excludes 2,006 shares contributed by the issuer to Mr. Lombardi's 401(k) account and 7,500 restricted shares for which the restrictions have not lapsed);
                    (iv)  Shared power to dispose or to direct the disposition:
                          0

          Item 5(c) Transactions:

                    (i) On October 21, 1998, Mr. Lombardi purchased an additional 2,000 shares at $15.375 per share on the open market. Mr. Lombardi used his personal funds to effect the purchase.

                    (ii) On October 22, 1998, Mr. Lombardi purchased an additional 3,000 shares at $15.375 per share on the open market. Mr. Lombardi used his personal funds to effect the purchase.

                    (iii) On October 23, 1998, Mr. Lombardi purchased an
                          additional 3,000 shares at $15.00 per share on the open market. Mr. Lombardi used his personal funds to effect the purchase.

                    (iv) On each of October 26 and 27, 1998, Mr. Lombardi purchased an additional 2,000 shares at $14.50 per share and 1,900 shares at $14.25 per share, respectively. Mr. Lombardi used his personal funds to effect the purchase.

                    (v) On October 29, 1998, Mr. Lombardi purchased additional shares as follows: 317 shares at $14.25 per share; 1,100 shares at $14.375 per share; and 683 shares at $14.8175 per share. Mr. Lombardi used his personal funds to effect the purchase.

          Item 5(d) Other Interests:

                    Not Applicable.

          Item 5(e) Date on which reporting person ceased to be a beneficial owner of more than 5%::

                    Not Applicable.

          Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

                    Not Applicable.


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Item 7.   Material to be filed as exhibits                           Page 5 of 5

          Not Applicable

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                    November 9, 1998
                                    -------------------------------------------
                                    Date

                                                          by Eugene V. DeFelice
                                    /s/ CARL A. LOMBARDI  as attorney-in-fact
                                    --------------------------------------------
                                    Signature

                                    Carl A. Lombardi, Chairman of the Board,
                                    President and Chief Executive Officer of
                                    Spacelabs Medical, Inc.
                                    Name/Title


                                   Attention:
           Intentional misstatements or omissions of fact constitute
               Federal criminal violations. (See 18 U.S.C. 1001)